ReGen Therapeutics Plc (the 'Company')

Notification of Change in Interests of Directors

21st December 2004

London: On 21st December 2004 the following directors of the Company were granted options over the Company's ordinary shares of 0.1p each ('Options'), as follows:

Percy Lomax was granted 400,000 Options exercisable from 21 December 2004 until 21 December 2009 at the exercise price of 6p. No amount was paid for the grant. The total number of Options Mr Lomax holds following this notification is 1,900,000.

Martin Small was granted 100,000 Options exercisable from 21 December 2004 until 21 December 2009 at the exercise price of 6p. No amount was paid for the grant. The total number of Options Mr Small holds following this notification is 1,150,000.

Norman Lott was granted 150,000 Options exercisable from 21 December 2004 until 21 December 2009 at the exercise price of 6p. No amount was paid for the grant. The total number of Options Mr Lott holds following this notification is 1,050,000.

Timothy Shilton was granted 200,000 Options exercisable from 21 December 2004 until 21 December 2009 at the exercise price of 6p. No amount was paid for the grant. The total number of Options Mr Shilton holds following this notification is 950,000.

Malcolm Beveridge was granted 100,000 Options exercisable from 21 December 2004 until 21 December 2009 at the exercise price of 6p. No amount was paid for the grant. The total number of Options Mr Beveridge holds following this notification is 500,000.

Keith Corbin was granted 100,000 Options exercisable from 21 December 2004 until 21 December 2009 at the exercise price of 6p. No amount was paid for the grant. The total number of Options Mr Corbin holds following this notification is 600,000.

A further 125,000 options exerciseable from 21 December 2004 until 21 December 2009 at the exercise price of 6p were granted to employees. No amount was paid for the grant.

Notified by: Norman Lott, Company Secretary

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For further information please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No: 020 7960 6007